UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2006
Commission File Number: 0-20055
Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)
27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑           FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☑           NO ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

(Registrant)

“Douglas R. Halward”
Date March 6, 2006	By

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	Title Page, Corporate Data Page, Message to Shareholders, Notice of Annual General Meeting, Information Circular, Proxy & Request for Financial Statements

Exhibit A
CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

2 0 0 6 A N N U A L	Notice of Annual General Meeting of Shareholders

G E N E R A L M E E T I N G	Information Circular

Place:	Offices of Bull, Housser & Tupper Garry Oak Boardroom, 30th Floor 1055 West Georgia Street Vancouver, BC

Time:	10:00 a.m.
Date:	Friday, March 24, 2006

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

C O R P O R A T E	Head Office
27715 Huntingdon Road
D A T A	Abbotsford, BC V4X 1B6

Directors and Officers
James E.H. Darby, Director, Chairman,
Chief Executive Officer & Secretary
Douglas R. Halward, Director
& President
Richard J.M. Chase, Director
Derrick M.J. Rolfe, Director

Registrar & Transfer Agent
Computershare Trust Company
of Canada
3rd Floor
510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Bull, Housser & Tupper LLP
Barristers & Solicitors
3000 — 1055 West Georgia Street
Vancouver, BC V6E 3R3

Auditors
Ernst & Young LLP
Chartered Accountants
1650 West 1st Avenue
Vancouver, BC V6J 1G1

Listing
Tier 1
TSX Venture Exchange
Symbol CWD

Consolidated Envirowaste Industries Inc.
Message to Shareholders
Envirowaste continued to show positive results for a fifth consecutive year in the face of the rising Canadian dollar and higher fuel costs and put in place some strategic initiatives to position the Company to deliver sustainable, long-term results.
Highlights during the year included:
•	Earned $928,371 after tax

•	Wound up the Georgia subsidiary

•	Continued investment in securing our own transportation equipment produced desired cost containment in spite of rising fuel prices

•	Purchased a 200 acre parcel of land in Florida for future strategic business purposes

•	Reduced overall debt levels to strengthen the balance sheet

•	Repaid director and shareholder loans

•	Hurricane activity boosted revenue during the year as extreme weather events continue
The Company will continue to operate in an economic environment that includes high fuel costs and a Canadian dollar that is maintaining its strength against the US dollar.
During the first quarter of 2006, Envirowaste concluded a long-term agreement through its Red River unit which will begin to rebuild sales volume and utilize more capacity in the Canadian operations.
We expect to face weather patterns with a similar impact on operations as 2005. Envirowaste will undertake initiatives and make strategic investments in 2006 to optimize operations and protect margins.
We move forward into the new fiscal year intending to build on these events, identify and realize on new growth opportunities to provide lasting shareholder value.
Thank you for your continued support.
On behalf of the Board of Directors
“James E. Darby”
James E Darby
Chairman and Chief Executive Officer

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper, Garry Oak Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, BC, on Friday, March 24, 2006 at 10:00 a.m., for the following purposes:
(a)	To receive the financial statements of the Company for the fiscal year ended September 30, 2005, together with the report of the auditors thereon;

(b)	To appoint auditors;

(c)	To elect directors; and

(d)	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.
     Shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.
     DATED at Abbotsford, BC, this 20th day of February, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas R. Halward”

Douglas R. Halward,
President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
27715 HUNTINGDON ROAD
ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604.856.6836
FAX: 604.856.5644
INFORMATION CIRCULAR
(as at February 20, 2006, unless indicated otherwise)
SOLICITATION OF PROXIES
This Information Circular is furnished in connection with the solicitation of proxies by the management of Consolidated Envirowaste Industries Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held on Friday, March 24, 2006 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.
APPOINTMENT AND REVOCATION OF PROXIES
The individuals named in the accompanying form of proxy are the President and the Chief Executive Officer of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.
A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 — 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
INFORMATION FOR BENEFICIAL HOLDERS OF SHARES
The shares owned by many shareholders of the Company are not registered on the records of the Company in the shareholders’ own name, but in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “beneficial holders”) should note that only registered shareholders may vote at the Meeting. A beneficial holder cannot be recognized at the Meeting for the purpose of voting his shares unless he is appointed by the intermediary as a proxyholder.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders. Every intermediary has its own procedures to seek those instructions. Beneficial shareholders should follow those procedures carefully to ensure that their shares are voted at the Meeting.
The majority of brokers in Canada have delegated authority for obtaining instructions from clients to Independent Investor Communications Corp. (“IICC”). IICC typically applies a special sticker to the proxy forms or, alternatively, prepares a separate “voting instruction” form, mails those forms to beneficial holders, and asks beneficial holders to return the proxy or voting instruction forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions for voting at the Meeting. A beneficial shareholder who receives a proxy bearing an IICC sticker or a voting instruction form cannot deposit that proxy or form on the Meeting date to vote common shares at the Meeting. The proxy or form must be returned to IICC in advance of the Meeting in order to allow the shares to be voted by the named proxyholder at the Meeting.
IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.
EXERCISE OF DISCRETION
Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made.
SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.
The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
As at the date hereof, the Company has issued and outstanding 10,364,699 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.
Any Shareholder of record at the close of business on February 20, 2006 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.
To the knowledge of the directors and executive officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage

RBC Equity Investments Inc.	1,624,666	15.67%
James E.H. Darby	1,127,434	10.88%
ELECTION OF DIRECTORS
The Company’s Board of Directors (the “Board”) presently consists of four directors and it is intended to elect four directors for the ensuing year.
The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”).
The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position,
Province/State	Principal Occupation or	Period as a Director of
and Country of Residence(1)(2)	Employment(1)	the Company	No. of Shares(1)

Douglas R. Halward(3)(4) Director & President Resident of B.C., Canada	President of the Company	May 15, 1986 to date	703,825(5)(6)

James E.H. Darby(4) Director, Chairman, Chief Executive Officer & Secretary Resident of B.C., Canada	Chairman and Chief Executive Officer of the Company	July 12, 1991 to date	1,127,434(7)

Richard J.M. Chase(3)(4)(8) Director Resident of B.C., Canada	President, Patrick Group Enterprises Inc.	August 3, 1989 to date	122,683(5)

Derrick M.J. Rolfe(3)(8) Director Resident of Ontario, Canada	Managing Director, Environmental Research & Development Capital Corporation	September 24, 1996 to date	15,000

NOTES:

(1)	The information as to province and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(3)	Member of Audit Committee.

(4)	Member of Environmental Committee.

(5)	Each of Douglas R. Halward and Richard J.M. Chase owns 375,000 shares (13.6%) of Bio-Waste Industries Limited, an inactive subsidiary of the Company’s wholly-owned subsidiary, The Answer Garden Products Ltd.

(6)	Mr. Halward’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a further 588,955 Common shares; as a result, Mr. Halward and his associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a total of 1,292,780 Common shares, representing 12.5% of the outstanding shares of the Company.

(7)	Mr. Darby’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a further 769,196 Common shares; as a result, Mr. Darby and his associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a total of 1,896,630 Common shares, representing 18.3% of the outstanding shares of the Company.

(8)	Member of Compensation Committee.
Except as noted below, none of the proposed nominees for director of the Company:
(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
In 1999, while Derrick Rolfe was a director of that issuer, Philip Services Corp. filed a plan of reorganization under the Companies’ Creditors’ Arrangement Act (Canada) and in the United States under Chapter 11 of the U.S. Bankruptcy Code.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate governance is the structure and process used to direct and manage the business and affairs of a corporation with the objective of enhancing share value. National Instrument 58-101 — Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.
Board of Directors
Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably be expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, two of the four members of the Board are independent. The members who are independent are Richard Chase and Derrick Rolfe. James Darby and Douglas Halward are not independent by virtue of the fact that each of them is an executive officer of the Company.
The Board believes that the Company has in place corporate governance practices that are both effective and appropriate to the Company’s size and its relatively uncomplicated business operations. Because of its size and composition, the Board does not find it necessary to have in place many formal processes in order to ensure effective corporate governance.
The Board’s mandate is to supervise the executive management of and to oversee the conduct of the business of the Company; provide leadership and direction to management; evaluate management; set policies appropriate for the business of the Company; and approve corporate strategies and goals.
The duties and responsibilities of the Chief Executive Officer are to manage the day-to-day operations of the Company, including: regularly reporting to the Board; acting as a liaison between management and the Board; evaluating management operations and reporting to the Board on the results thereof; conducting ongoing, strategic planning and establishing long-term goals for the Company; assisting the Board with policy development; and training, developing and assessing the performance of senior management.
The Chief Executive Officer is also responsible for meeting the corporate objectives of the Company as are periodically developed by the Board in consultation with management.
Prior to the end of each fiscal year, the Board reviews and approves an operating and capital budget for the next fiscal year. Subject to compliance with the budget, the Board has delegated day-to-day management responsibility to the Chief Executive Officer and the President of the Company. Material variations from the budget require Board approval.
Although the Chief Executive Officer also acts as Chairman, Board independence is satisfactorily assured by the fact that two of the Company’s four directors are independent directors. The independent directors meet without management whenever they think it is appropriate to do so.
The Board meets at least quarterly, or more often if circumstances warrant.
Other Directorships
None of the directors serves as a director of any other reporting issuer or reporting issuer equivalent.
Orientation and Continuing Education
Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.
On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisers who can answer any questions that may arise.
Ethical Business Conduct
Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions. The Board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors
The Board as a whole is responsible for reviewing the composition of the Board on a periodic basis. The Board analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.
Compensation
The Board as a whole reviews and approves all matters relating to compensation of the directors. Responsibility for compensation decisions in respect of the executive officers of the Company rests with the Compensation Committee, which reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and of the President, evaluates their performance in light of those goals and objectives, and sets compensation levels based on that evaluation. The Compensation Committee is made up entirely of independent directors.
Board Committees
The Board has appointed three committees: the Audit Committee, the Compensation Committee and the Environmental Committee. The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors. The Audit Committee also reviews the annual and quarterly financial statements before those statements are approved by the Board. The Compensation Committee is responsible for reviewing and approving compensation for the senior management of the Company. The Environmental Committee is responsible for the Company’s approach and response to matters related to the environment. The full Board assesses the Company’s approach to corporate governance activities and policies and, where appropriate, undertakes the initiatives necessary to maintain a high standard of corporate governance practices. The Board believes that given the small number of directors on the Board, no separate governance committee is required.
Assessment
The entire Board is responsible for assessing the effectiveness of the Board and committees and their respective members. Because of the small size of the Board, the Board believes that no formal assessment process is required.
AUDIT COMMITTEE
Audit Committee’s Charter
The text of the Company’s Audit Committee Charter is attached as Appendix 1 to this Circular.
Composition of the Audit Committee
As at the date hereof, the members of the Audit Committee are Douglas R. Halward, Richard J.M. Chase and Derrick M.J. Rolfe. Messrs. Chase and Rolfe are both independent directors of the Company. Douglas R. Halward is not independent by virtue of his being the President of the Company. Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of Multilateral Instrument 52-110 presently in effect in all provinces of Canada except British Columbia (“MI 52-110”), in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year did the board of directors of the Company decline to adopt a recommendation of the audit committee to nominate or compensate an external auditor.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the issuer relied on: (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).
Pre-Approval Policies and Procedures
The Company’s Audit Committee Charter provides that the Audit Committee must approve in advance all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The Audit Committee may delegate that authority to one or more of its members provided that any such services so approved must be presented to the Committee at its next scheduled meeting.
External Auditor Service Fees
     Audit Fees
The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees were $130,718 for the fiscal year ended September 30, 2004, and $129,697 for the fiscal year ended September 30, 2005.
     Audit-Related Fees
The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for additional services related to the performance of the audit or review of the Company’s financial statements were $5,500 for the fiscal year ended September 30, 2004, and $11,000 for the fiscal year ended September 30, 2005. These additional services relate to Canadian operations review engagement and advice relating to general business affairs.
     Tax Fees
The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning were $31,985 for the fiscal year ended September 30, 2004, and $27,031 for the fiscal year ended September 30, 2005. These professional services relate to preparation of annual tax returns and related advice.
     All Other Fees
During the last two fiscal years, other than as disclosed above, the Company has not incurred any other fees for products or services provided by its external auditors.
Exemption for Venture Issuers
As a venture issuer, the Company is exempt from the provisions of MI 52-110 that would otherwise require its audit committee to be constituted in accordance with Part 3 of MI 52-110, and the Company to provide comprehensive disclosure about the members of its audit committee.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth all compensation paid in respect of the individuals who were, at September 30, 2005, the Chief Executive Officer of the Company, the acting Chief Financial Officer of the Company and the two other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended September 30, 2005 (the “Named Executive Officers”).
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
				Other Annual	Under	Subject to	Long Term	All Other
Name and				Compen-	Options	Resale	Incentive	Compen-
Principal		Salary	Bonus	sation	Granted	Restrictions	Plan Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
James E.H. Darby	2005	188,175	136,517	Nil	Nil	Nil	Nil	Nil
Chief Executive	2004	181,514	144,713	Nil	Nil	52,000 (1)	Nil	Nil
Officer of the Company	2003	274,138	Nil	Nil	Nil	Nil	Nil	Nil

Wade Mclvor	2005	48,340	12,000	Nil	Nil	Nil	Nil	Nil
Acting Chief Financial	2004	47,040	12,000	Nil	Nil	Nil	Nil	Nil
Officer of the Company	2003	47,820	8,000	Nil	Nil	Nil	Nil	Nil

Douglas R.	2005	140,023	136,517	Nil	Nil	Nil	Nil	Nil
Halward	2004	126,708	144,713	Nil	Nil	Nil	Nil	Nil
President of the Company	2003	127,559	Nil	Nil	Nil	Nil	Nil	Nil

Steven Lubbers	2005	145,893	49,787	Nil	Nil	Nil	Nil	29,400 (2)
Vice-President,	2004	158,100	59,496	Nil	60,000 (3)	Nil	Nil	Nil
Operations of Consolidated Resource Recovery, Inc. (Florida)	2003	171,133	17,070	Nil	Nil	Nil	Nil	Nil

NOTES:

(1)	100,000 bonus shares were issued to Mr. Darby on February 10, 2004 in consideration for continued financing support. The closing market price of the Company’s Common shares on the date of issue was $0.52 per share. The shares issued to Mr. Darby were subject to a four-month hold period that expired on June 11, 2004.

(2)	This amount represents the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the TSX-V on February 15, 2005, being the date the stock option was exercised.

(3)	This option vested as to 40,000 shares on December 31, 2005 and will vest as to 20,000 shares on December 31, 2006, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on that date.

Stock Options
No stock options were granted to the Named Executive Officers during the financial year ended September 30, 2005.
The following table sets forth details of each exercise of stock options during the financial year ended September 30, 2005 by the Named Executive Officers and the financial year end value of unexercised options on an aggregate basis:
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

				Value of
				Unexercised in-the-
			Unexercised	Money Options at
	Securities		Options at FY-End	FY-End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
			190,000 (2)	$64,600
James E.H. Darby	Nil	N/A	(Exercisable)	(Exercisable)

			10,000 (3)	$3,400
Wade Mclvor	Nil	N/A	(Exercisable)	(Exercisable)

			190,000 (4)	$64,600
Douglas R. Halward	Nil	N/A	(Exercisable)	(Exercisable)

			90,000 (5)	$20,200
			(50,000—	(Exercisable) &
			Exercisable & 40,000—	$20,000
Steven Lubbers	105,000	$29,400	Unexercisable)	(Unexercisable)

NOTES:

(1)	Based on the closing price of $0.94 per share for the shares of the Company on September 30, 2005.

(2)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(3)	Stock option to purchase 10,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(5)	Stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years and stock option to purchase 60,000 shares at $0.44 per share granted on July 8, 2004 for a term of five years. The stock option to purchase 60,000 shares vested as to 20,000 shares on each of December 31, 2004 and December 31, 2005 and will vest as to 20,000 shares on December 31, 2006, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on December 31, 2006.
Pension Arrangements
The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Company had in place a three-year employment agreement made effective January 1, 2002 with James E.H. Darby, the Secretary, Chairman and Chief Executive Officer of the Company, for his full-time services. That agreement has been replaced with a new three-year agreement effective January 1, 2005 on substantially the same terms. The agreement with Mr. Darby provides for an annual bonus payable on the basis of quantitative and qualitative performance measurement standards, and, in the event of dismissal without cause or constructive dismissal, for the payment by the Company of a severance allowance in an amount equal to his then-current annual salary through to the second anniversary of the date of termination, either by way of a lump sum or by continuation of the regularly scheduled salary payments.
The Company also had in place a three-year employment agreement made effective January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. That agreement has also been replaced with a new three-year agreement effective January 1, 2005 on substantially the same terms. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.
The Company’s wholly-owned subsidiary, Consolidated Resource Recovery, Inc. (Florida) (“CRR”), has in place an employment agreement made effective January 1, 2004 with Steven Lubbers, the Vice-President, Operations of CRR, for an indefinite term. This contract provides for a salary of US$10,000 per month, for the payment by the Company in its sole discretion of one or more bonuses at such times as the Company may deem advisable, and for the payment by the Company of a severance allowance in an amount equal to Mr. Lubbers’s then-current annual salary if Mr. Lubbers’s employment is terminated without cause within one year after a change in control of ownership or management of the Company.
Each of these agreements also includes confidentiality and non-competition provisions.
Share Option Plan
The Company has in place a Share Option Plan (the “Plan”) for the benefit of directors, officers, employees, management employees and consultants of the Company and of its subsidiaries. The Plan provides that the directors of the Company may grant options to purchase Common shares on terms that the directors may determine, within the limitations of the Plan. The maximum aggregate number of Common shares that may be reserved for issuance under the Plan and all other share compensation arrangements of the Company is 1,995,260 Common shares. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Company’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX Venture Exchange. No option may be granted for a term longer than 10 years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.
Compensation of Directors
The Company has historically had no arrangements for cash or non-cash compensation to directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options. However, effective January 1, 2005, the Company began paying the Other Directors a quarterly retainer of $1,000. During the financial year ended September 30, 2005, other than the quarterly retainer, no compensation was paid, and no stock options were granted to, or exercised by, the Other Directors.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out, as of the end of the Company’s financial year ended September 30, 2005, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of Securities
Remaining Available
for Future Issuance
	Number of Securities to		Under Equity
	be Issued Upon	Weighted-Average	Compensation Plans
	Exercise of Outstanding	Exercise Price of	(Excluding Securities
	Options, Warrants and	Outstanding Options,	Reflected in Column
	Rights	Warrants and Rights	(a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	636,500 (1)	$0.58	1,070,360 (2)

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	636,500		1,070,360

NOTES:

(1)	Of these outstanding options, none have terminated since September 30, 2005, 50,000 have been redated to expire on November 29, 2006 from their original expiry date of March 14, 2007, 20,000 have vested on December 31, 2005 and a further 20,000 will vest on December 31, 2006, provided that the optionee is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc. on that date.

(2)	This figure excludes shares previously issued on exercise of outstanding options since the date the Company’s Share Option Plan was put in place.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Employment Agreements with Douglas R. Halward and James E.H. Darby
See “Termination of Employment, Change in Responsibilities and Employment Contracts” above for details regarding the entering into by the Company with Messrs. Halward and Darby of employment agreements made January 1, 2005.
Loan Consolidation — James E.H. Darby
James E.H. Darby, a director, officer and shareholder of the Company, has outstanding shareholder loans due to him from the Company totalling $2,247,825 as at September 30, 2005, such amounts having been advanced between January, 1999 and March, 2005. As a condition of its credit facility with the Royal Bank of Canada (“RBC”), the Company negotiated with Mr. Darby a postponement of claim in favour of RBC in respect of all of his shareholder loans. As a condition of providing the postponement, Mr. Darby required the Company to consolidate his loans under a single secured loan agreement. The Company and Mr. Darby entered into an agreement made effective October 1, 2003 (the “Loan Consolidation Agreement”), under which Mr. Darby’s shareholder loans bear interest at the RBC’s prime rate plus 3 1/2 percent. The Company has agreed to make principal repayments in the amount of 10 percent of the Company’s pre-tax profits for each year by February 28th of the subsequent year. The principal sum repayable by February 28, 2006 in respect of fiscal 2005 is $198,389, of which $70,404 was paid on January 12, 2006. The entire principal amount of Mr. Darby’s shareholder loans is repayable on demand, provided that Mr. Darby is prohibited from demanding or accepting repayment of his loans at any time at which the Company is, or will be as an immediate result of such repayment, in breach of its credit facility covenants to its principal banker.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since October 1, 2004 which has materially affected or would materially affect the Company or any of its subsidiaries.
APPOINTMENT OF AUDITORS
The management of the Company will recommend to the Meeting to appoint Ernst & Young LLP as auditors of the Company and to authorize the directors to fix their remuneration. In 2005, Ernst & Young LLP acquired Ellis Foster, who were first appointed auditors of the Company on January 21, 1991.
MANAGEMENT CONTRACTS
No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
None.
OTHER BUSINESS
Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.
ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company (Steve Trotter) at its offices located at 27715 Huntingdon Road, Abbotsford, British Columbia, V4X 1B6 or by telephone at 604.856.6836 or toll-free from the United States at 1.800.667.1942, or by email at envirowaste@imag.net to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.
DATED at Abbotsford, British Columbia, this 20th day of February, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas R. Halward”

Douglas R. Halward,
President

APPENDIX 1
CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Audit Committee Charter
A. ROLE
     The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.
B. CONSTITUTION AND MEMBERSHIP
1. The Board will appoint an Audit Committee (the “Committee”) composed of at least three Directors, all of whom will be financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that could reasonably be expected to be raised by the Company’s financial statements, and at least a majority of whom will be independent, meaning that they have no direct or indirect relationship with the Company which could, in the view of the Board, reasonably be expected to interfere with the exercise of the member’s independent judgement.
2. Notwithstanding the provisions of section B(1), a Director who is not financially literate may be appointed to the Committee provided that the Director becomes financially literate within a reasonable period of time following his or her appointment.
3. The Board may remove or replace a Committee member at any time. A member will cease to be a member upon ceasing to be a Director.
4. The Board will appoint the Chairman of the Committee. The Committee will appoint a Secretary, who will keep minutes of each meeting.
C. MEETINGS
1. Meetings of the Committee will be held at such times and places as the Chairman or Corporate Secretary may determine, but in any event, at least four times each year. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, Committee members will be given 72 hours’ advance notice of each meeting and the matters to be discussed at it. Notice may be given orally or by telephone, facsimile or e-mail.
2. A majority of members of the Committee will constitute a quorum. Decisions of the Committee will be by an affirmative vote of the majority. Powers of the Committee may also be exercised by resolution in writing, signed by all the members of the Committee.
3. At the request of the external auditor of the Company (the “Auditor”), the Chief Executive Officer, the Chief Financial Officer, or a member of the Audit Committee, the Chairman will convene a meeting of the Committee.
4. The Committee will have access to the Auditor and management of the Company, each in the absence of the other, for purposes of performing its duties.
5. The Auditor will be notified of all meetings of the Committee and may attend if requested to do so by a member of the Committee.

 2
6. The Committee will require the Auditor to report directly to the Committee on a timely basis on matters relating to its services.
D. RESPONSIBILITIES
1.	The Committee will have the following duties and responsibilities:
(a)	to recommend to the Board of Directors the audit firm to be nominated as Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation to be paid to such audit firm for such services;

(b)	to approve in advance all non-audit services to be provided to the Company or its subsidiaries by the Auditor;

(c)	to oversee any change in the Auditor, including the notice of change of auditor required under applicable laws;

(d)	to review and assess the performance, independence and objectivity of the Auditor;

(e)	to oversee the work of the Auditor including, without limitation, resolving disagreements between management and the Auditor regarding financial reporting;

(f)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditors;

(g)	to review, prior to the public disclosure of such information:
(i)	the annual and quarterly financial statements, including the notes thereto;

(ii)	management’s discussion and analysis with respect to annual and quarterly financial statements; and

(iii)	any press release disclosing annual or interim earnings;
(h)	in any such review to take into consideration, as appropriate:
(i)	any report or opinion proposed to be rendered in connection with the financial statements;

(ii)	any significant transactions which are not a normal part of the Company’s business;

(iii)	the nature and substance of significant accruals, reserves and other estimates;

(iv)	any change in accounting principles or policies;

(v)	all significant adjustments proposed by management or by the Auditor;

(vi)	the specifics of any unrecorded audit adjustments;

(vii)	any disagreements with management; and

(viii)	compliance with legal and regulatory requirements;

 3
(i)	to review the Auditor’s management inquiry letter and management’s response to the Auditor’s findings and recommendations;

(j)	to satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure referred to in subsection D(1)(g), and assess periodically the adequacy of those procedures;

(k)	to discuss with the Auditor their perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the level of cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information;

(l)	to review with management and the Auditor, the Company’s internal accounting and financial systems and controls to ensure that the Company maintains:
(i)	the necessary books, records and accounts in reasonable detail to reflect accurately and fairly the Company’s transactions;

(ii)	effective internal control systems; and

(iii)	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud;
(m)	to establish procedures for;
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(n)	to review with management and the Auditor the procedures adopted to ensure compliance with the Company’s code of business conduct, if any;

(o)	to review with management and the Auditor the adequacy of the Company’s insurance policies;

(p)	to direct and supervise the investigation into any matter brought to its attention within the scope of its duties;

(q)	to perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation; and

(r)	to report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.
E. AUTHORITY
1.	The Committee is authorized:
(a)	to seek any information it requires from any employee of the Company in order to perform its duties;

(b)	to obtain, at the Company’s expense, independent legal or other professional advice on any matter within its terms of reference;

 4
(c)	to set and pay the compensation for any advisers engaged by the Committee; and

(d)	to communicate directly with the Auditor.
2. The Committee may delegate to one or more of its members the authority to approve any non-audit services to be provided by the Auditor provided that any such services that are so approved must be presented to the Committee at its first scheduled meeting following such approval.
F. MATTERS FOR WHICH THE COMMITTEE IS NOT RESPONSIBLE
1. The Committee is not responsible for those matters which are the responsibility of management or the Auditor including, without limitation:
(a)	planning and conducting the external audit;

(b)	ensuring that the financial statements of the Company have been prepared in accordance with generally accepted accounting principles;

(c)	ensuring that the financial statements of the Company and the other financial information of the Company contained in regulatory filings and other public disclosure of the Company present fairly in all material respects the financial condition, results of operations and cash flows of the Company;

(d)	ensuring the adequacy of the internal control over financial reporting structure and the financial risk management systems of the Company; and

(e)	ensuring compliance with applicable laws and regulations.
G. ANNUAL ASSESSMENT
1.	The Committee and the Board will assess the effectiveness of the Committee annually.

2.	The Committee and the Board will review this Charter annually and update it as required.
Dated: February 7, 2005.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)
Request for Annual Financial Statements and MD&A
And/Or Interim Financial Statements and MD&A
In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders of the Company may request to receive the annual financial statements and the related management’s discussion and analysis (“MD&A”) of the Company for fiscal 2005 and the interim financial statements and the related MD&A of the Company for the first, second and third quarters of fiscal 2006. If you wish to receive such material, please complete and return this form to:
Computershare Trust Company of Canada
9th Floor — 100 University Avenue
Toronto, ON M5J 2Y1
Any response you make on this form will be in effect for 2006 only, in accordance with securities regulations.
If you do not make the request below, you will not be sent the Company’s Annual Financial Statements and related MD&A for fiscal 2005 or the Company’s Interim Financial Statements and related MD&A for fiscal 2006. These documents may be found on SEDAR at www.sedar.com.
I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company’s Mailing List in order to receive [check one or both to effect the request]:

the Company’s Annual Financial Statements and related MD&A for fiscal 2005 the Company’s Interim Financial Statements and related MD&A for fiscal 2006

Name of Shareholder (please print):

Address:

Signature:

Date:

Name and title of person signing (if different from name above):

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

Security Class
Holder Account Number
PROXY
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)
TO BE HELD AT THE OFFICES OF BULL, HOUSSER & TUPPER, GARRY OAK BOARDROOM, SUITE 3000, 1055 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, MARCH 24, 2006 AT 10:00 AM
The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints, Douglas R. Halward, the President of the Company, or failing this person, James E.H. Darby, the Chief Executive Officer of the Company, or in the place of the foregoing,                                                                 as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.
Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an “X” in the space provided.

		For	Withhold
1.	To elect as Director, Douglas R. Halward
2.	To elect as Director, James E.H. Darby
3.	To elect as Director, Richard J.M. Chase
4.	To elect as Director, Derrick M.J. Rolfe
5.	To appoint Ernst & Young LLP as Auditors of the Company
The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:	Date:

Please Print Name:
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;
          OR
(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
To be represented at the Meeting, this proxy form must be received at the office of Computershare no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:
Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524